Filed Pursuant to Rule 433
Registration No. 333-159072
September 13, 2010

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated September 13, 2010)

Issuer:	The Southern Company
Security:	Series 2010A 2.375% Senior Notes due September 15, 2015
Expected Ratings:*	Moody’s: Baal (Stable Outlook) Standard & Poor’s: A- (Stable Outlook) Fitch: A (Negative Outlook)
Size:	$400,000,000
Initial Public Offering Price:	99.981%
Maturity Date:	September 15, 2015
Treasury Benchmark:	1.25% due August 31, 2015
US Treasury Yield:	1.529%
Spread to Treasury:	+85 basis points
Re-offer Yield:	2.379%
Make-Whole Call:	T+15 basis points
Coupon:	2.375%
Interest Payment Dates:	March 15 and September 15 of each year beginning March 15, 2011
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	842587CG0
Trade Date:	September 13, 2010
Expected Settlement Date:	September 17, 2010 (T+4)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC
Co-Managers:	Aladdin Capital LLC BB&T Capital Markets, a division of Scott & Stringfellow, LLC Loop Capital Markets LLC

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0759, Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or J.P. Morgan Securities LLC at 1-212-834-4533.